

July 3, 2014

Via E-mail
Mr. Seung-Jung Baek
Executive Vice President and Chief Financial Officer
Korea Electric Power Corporation
512 Yeongdongdaero, Gangnam-Gu
Seoul 135-791, Korea

  Re: Korea Electric Power Corporation
    Form 20-F for the Year Ended December 31, 2013
    Filed April 30, 2014
    File No. 1-13372

Dear Mr. Baek:

  We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

1. We note your registered debt on the cover page of your Form 20-F. Please tell us whether the debt was issued by the parent company or a subsidiary, and if applicable, tell us each subsidiary issuer. Also, please tell us whether the debt is guaranteed. If so, tell us each guarantor and how you considered the applicability of Rule 3-10 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding our comment. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief